POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

October 15, 2008

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.
Amended Proxy Statement on Schedule 14A
File No. 0-50218
Filed October 8, 2008

Dear Mr. Schwall:

At the request of the management of Bekem Metals, Inc., (the “Company” or “Bekem”) we are responding to the comments raised by the staff at the Securities and Exchange Commission in your letter dated October 14, 2008. Following are the Company’s responses to your comments.

Amended Preliminary Proxy Statement on Schedule 14A

Executive and Director Compensation, page 13

1.

Please disclose whether the Chief Executive Officer makes any recommendations regarding his own compensation. In this regard, we note the statement, “Our Chief Executive Officer (“CEO”) makes recommendations to our board of directors as to employee benefit programs and officer and employee compensation.”

This letter will confirm that simultaneous with the filing of this correspondence, the Company will file an Amendment No. 2 to its Preliminary Proxy Statement. The Company will revise the first paragraph under the heading “Compensation Discussion and Analysis” (page 13) to add the following disclosure to the end of said first paragraph:

                                                         POULTON & YORDAN         TELEPHONE: 801-355-1341

324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. H. Roger Schwall

October 15, 2008

“Historically, our CEO has not made recommendations to the board of directors regarding his own compensation, although we have no policy prohibiting the CEO from doing so. Our board of directors may seek input from the CEO as to his compensation, but CEO compensation must be approved by a majority of our board of directors. Currently our CEO is a member of our board of directors. In accordance with the Bylaws of the Company, our CEO does not vote on matters relating to his own compensation.”

Board of Directors Report, page 23

2.	Please revise the reference “in this Annual Report,” which appears to mischaracterize the proxy statement as an annual report.

The Company will delete the reference to “in this Annual Report on Form 10-K” (page 23) and replace it with the phrase “in this proxy statement.”

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

                                                                                                                /s/ Richard T. Ludlow

Richard T. Ludlow
Attorney at Law

Mr. H. Roger Schwall

October 15, 2008

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.
Amended Proxy Statement on Schedule 14A
File No. 0-50218
Filed October 8, 2008

Dear Mr. Schwall

In connection with the Company’s response to the comment raised by the staff at the Securities and Exchange Commission in your letter dated October 14, 2008, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

/s/ Adam R. Cook

Adam R. Cook
Corporate Secretary